Exhibit 99.1

Westport WiNG™ Power Systems for Ford F-250 and 350 Series Rolls Out at NTEA Show in Indianapolis

INDIANAPOLIS, March 6, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT) - Filling up is about to get a whole lot less expensive for buyers of the new Westport WiNG™ Power System: A fully-integrated, CNG bi-fuel system, will be available for order on Ford F-250 and F-350 pick-up trucks through authorized Ford dealer/distributors on or about March 19th. Interested customers and dealers can go to the http://wingpowersystem.com website today for further information.

Launched today at the National Truck Equipment Association Work Truck Show, the Westport WiNG™ Power System is based on Ford's new 6.2L hardened engine platform. The vehicles run on inexpensive natural gas or ordinary gasoline and offer unparalleled drivability.

The Westport WiNG™ Power System carries an industry-leading starting price point of $9,750. On average, the Westport WiNG™ powered Ford pickups are expected to save fleets upwards of $2 per gallon in fuel costs, and depending on miles driven, can demonstrate a payback in about two years or less.

The Ford F-250 and F-350 pickups with the bi-fuel, Westport WiNG™ Power System have undergone the same rigorous original equipment manufacturer (OEM) testing for safety and durability used by Ford for their gasoline and diesel products. Engineered at the new Westport technical center in Plymouth Michigan, WiNG™ Power Systems will be installed at the Westport manufacturing facility adjacent to the Ford Kentucky Truck Plant, in Louisville.  The trucks will be ready to roll when they reach authorized Ford dealers and the installation will add less than 72 hours to the entire order cycle for a new truck.  The 2012 models with Westport WiNG™ bi-fuel Systems sold through Ford dealers will be EPA certified, and the 2013 Model Year are expected to offer CARB certification for all models.

As the leader in natural gas fuel technology, Westport aims to transform gasoline powered, light-duty trucks into bi-fuel vehicles powered by compressed natural gas. The Ford F-250 and F-350 offer fleets vehicles that use cleaner energy, with low carbon content, from a domestic energy source that is abundant in supply and economical to produce and distribute.

The F-Series has been America's bestselling truck for more than 30 years. The economics and performance of natural gas provide an ideal application for utility companies, delivery, and energy-industry fleets, as well as government and transit operators.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Cummins Westport, our joint venture with Cummins Inc., designs, engineers and markets spark-ignited natural gas engines for North American urban work vehicles such as buses and refuse trucks. The Westport LD division is one of the global leaders for natural gas and LPG fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website, subscribe to our RSS feed, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the timing for product launch, execution of agreements with distributors, EPA and CARB certifications, the price of natural gas, savings to fleets and payback period for pickups utilizing the Westport WiNG™ Power System, and the future supply of system components.  These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including interruptions in the development cycle for the engine, the development of competing products and technologies, costs of the project, availability and supply of natural gas, price and supply of gasoline, timing for certifications, timing of execution of agreements with distributors, and other risk factors and assumptions that may affect our actual results, performance, achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

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For further information:

Media Inquiries:
Nicole Adams
Communications Manager
Westport Innovations Inc.
Phone: 604-790-1908
Email: media@westport.com

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 06-MAR-12